Filed by SCB Computer Technology, Inc.
                                 Subject Company - SCB Computer Technology, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              And Deemed Filed Pursuant to Rule 14a-12 under the
                                             Securities and Exchange Act of 1934
                                           Registration Statement No. 333-102780



This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

SCB Computer Technology, Inc. released the following press release today:




News Release



For Immediate Release


SCB Federal Systems Wins $13 Million Subcontract
From NTCSS Information Technology Support Services

         MEMPHIS, Tennessee   (December 24, 2003) --

     The Remtech Services, Inc. (RSI) division of SCB Computer Technology, Inc. (OTC BB: SCBI) has won a subcontract from CACI to provide information technology support services to the U.S. Navy's Naval Tactical Command Support System (NTCSS). The one-year subcontract has options for four additional years and is potentially worth $13 million if all options are exercised and fully funded.

         "We are delighted by the award of this contract," said Jeffrey S. Cobb, Executive Vice President and COO of SCB Computer Technology, Inc., "because it illustrates once again how effectively our company is expanding its presence in the federal government services IT market."

         The NTCSS ITSS contract award to CACI, and the subsequent subcontract to RSI, provides RSI with opportunity for growth in its Navy business and extends RSI's customer relationship with Space and Naval Warfare (SPAWAR) Systems Center (SYSCEN) Norfolk that began in 1995, Cobb continued.

         The contract provides for the design, development, integration, implementation, web-enabling and life cycle support of tactical command support management information systems to meet existing and emergent C4I requirements. These systems automate supply, inventory, finance, ship/submarine/aviation maintenance, configuration management, manpower, medical, dental, food service, and resale operations. They are currently operating on fleet ships, air stations, maintenance facilities and a wide variety of support installations around the world, he said.



         "Through SCB Federal Systems, we will continue to provide the U.S. government with the kind of leading edge IT services that it requires," Cobb said.
         RSI was the first of two strategic acquisitions SCB made in 2003 to strengthen its ability to service the federal government. RSI, acquired in February 2003, and National Systems & Research (NSR), acquired in September 2003, now constitute SCB Federal Systems.

         SCB Federal Systems provides IT-related and training services to a growing number of branches of the U.S. federal government, including the Navy, Army, Air Force, Department of the Interior, Department of Energy, and the Department of Homeland Security, among others.

         SCB Computer Technology, Inc., based in Memphis, Tennessee, is a leading provider of information technology consulting, outsourcing, and staffing services to with agencies of the federal, state and local governments, and commercial enterprises, including a number of Fortune 500 companies. Since its inception over a quarter-century ago, SCB has consistently delivered top-quality, cost-effective IT services through long-term engagements with its clients. For additional information, visit SCB's website at http://www.scb.com.

Not a Proxy Solicitation

         This communication is not a solicitation of a proxy from any security holder of SCB Computer Technology, Inc. On December 3, 2003, CIBER, Inc. filed with the Securities and Exchange Commission (SEC) a post-effective amendment to Form S-4 (Registration No. 333-102780) in connection with the planned merger of SCB Computer Technology, Inc. with a subsidiary of CIBER, Inc. This document is not yet final. SCB Computer Technology, Inc. will mail a joint proxy statement/prospectus to its shareholders in connection with the transaction and the special meeting of its shareholders. WE URGE INVESTORS TO READ THE DEFINITIVE VERSION OF THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANIES, THE TRANSACTION, THE PERSONS SOLICITING PROXIES RELATING TO THE TRANSACTION, THEIR INTERESTS IN THE TRANSACTION AND RELATED MATTERS. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, a free copy of the joint proxy statement/prospectus may be obtained from either of the companies.

         Certain statements in this document relate to future expectations and as such are forward-looking statements involving known and unknown risks and uncertainties that may cause actual results, performance or achievements related to this transaction to be different from those expressed or implied in the forward-looking statements. All statements other than statements of historical fact made in this press release are forward-looking statements. Forward-looking statements reflect management's current assumptions, beliefs, and expectations and are subject to a number of risks and uncertainties, including those discussed below that could cause actual results to differ materially from historical or anticipated results.

         These factors include but are not limited to the renewal of federal and state contracts; the potential effects of competition; the ability to successfully integrate the businesses of Remtech Services, Inc. ("RSI") and National Systems & Research Co. ("NSR"), now divisions of SCB Federal Systems,; the Company's increased leveraged position as a result of the RSI and NSR acquisitions; interest cost on acquisition debt; the Company's ability to pursue business strategies; the Company's ability to attract and retain qualified professionals; the receipt of regulatory and shareholder approvals required for the proposed merger with CIBER, Inc., as well as the timing of the aniticpated completion and possible conditions of the planned merger and their consequences; and other factors discussed in the Company's filings with the Securities and Exchange Commission (including the company's annual report on Form10-K for the fiscal year ended April 30, 2003), that could cause actual results to differ materially from historical or anticipated results. The company undertakes no obligation to update the forward-looking information except as required by law.